FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Makes Equity Participation in Asahi Tec Corporation

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 1, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

September 1, 2006

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui Makes Equity Participation in Asahi Tec Corporation

Mitsui & Co., Ltd. (“Mitsui”) announced today that it would acquire newly issued shares (corresponding to approximately 12 billion yen) in Asahi Tec Corporation (“Asahi Tec”), code no. 5606 (Tokyo Stock Exchange), Head office: Kikugawa City, Shizuoka, President and CEO: Akira Nakamura ). After the equity participation, Mitsui will be holding about 20% of shares in Asahi Tec.

Asahi Tec is a manufacturer of ductile iron cast parts and aluminum forged parts for major automakers such as Mitsubishi Fuso Truck and Bus Corporation, Suzuki Motor Corporation and Honda Motor Co.,Ltd. As part of its market expansion strategy into America and Europe, Asahi Tec will use the fund raised through the equity financing to acquire 100% stake in Metaldyne Corporation, a leading international supplier of systems and modules for automotive power train and chassis applications. Mitsui will offer its global networking and marketing capability to support Asahi Tec in the field of procurement, logistics and marketing, in order to increase its corporate value.

Mitsui has been engaged in automotive-related businesses mainly in the areas of dealership, distributorship, logistics and retail financing. In addition to this, Mitsui will enter into automotive parts industry as new strategic field and further expand its coverage of automotive-related businesses.

Attachment: Summary of Asahi Tec and Metaldyne

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Attachment: Summary of Asahi Tec and Metaldyne

1	Asahi Tec

	Address:	547-1 Horinouchi, Kikugawa City, Shizuoka

	Business:	Manufacturing and sales of ductile iron cast parts and Aluminum forged parts for automobile and truck OEM

	Total Asset:	Yen72,593Mil

	Sale:	Yen57,994Mil

	PAT:	Yen282Mil

	Employment:	780 (3,695 consolidated basis)

	Plant:	Kikugawa-plant, Yokochi-plant in Shizuoka, Toyokawa-plant in Aichi

2	Metaldyne

	Address:	Plymouth, Michigan, USA

	Business:	Manufacturing and sales of systems and modules for automotive power train and chassis applications

	Total Asset:	Yen203,476Mil

	Sale:	Yen207,884Mil

	PAT:	Yen28,854Mil

	Employment:	6,500

	Plant:	USA (Ohio, Michigan, Indiana), France (Lyon), Spain (Barcelona), China (Suzhou)